                                                  SECURITIES AND EXCHANGE COMMISSION
                                                        Washington, D.C. 20549
                                               ----------------------------------------
                                                              SCHEDULE TO
                                                            (Rule 14d-100)
                                   Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
                                                of the Securities Exchange Act of 1934
                                               ----------------------------------------

                                                         DIGITAL IMPACT, INC.
                                                  (Name of Subject Company (Issuer))

                                                        ADAM MERGER CORPORATION
                                                     a wholly owned subsidiary of

                                                          ACXIOM CORPORATION
                                                 (Names of Filing Persons (Offerors))

                                               COMMON STOCK, PAR VALUE $0.001 PER SHARE
                                                    (Title of Class of Securities)

                                                              25385G 10 6
                                                 (CUSIP Number of Class of Securities)

                                                            Jerry C. Jones
                                                          Acxiom Corporation
                                                           1 Information Way
                                                             P.O. Box 8180
                                                      Little Rock, Arkansas 72203
                                                     Telephone No.: (501) 342 1000
                                             (Name, address and telephone number of person
                           authorized to receive notices and communications on behalf of the filing persons)

                                                            With a copy to:

                                                           John P. Fletcher
                                                           Goodloe M. Partee
                                                            Kutak Rock LLP
                                                  425 West Capitol Avenue, Suite 1100
                                                      Little Rock, Arkansas 72201
                                                     Telephone No.: (501) 975-3000

                                                       CALCULATION OF FILING FEE
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                     Transaction Value                                         Amount of Filing Fee
------------------------------------------------------------ ---------------------------------------------------------
                            N/A                                                        N/A
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         [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement  number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
                                ----------------
         Form or Registration No.:
                                  --------------
         Filing Party:
                      --------------------------
         Date Filed:
                    ----------------------------

         [X]      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]    third-party tender offer subject to Rule 14d-1.
         [ ]    issuer tender offer subject to Rule 13e-4.
         [ ]    going-private transaction subject to Rule 13e-3.
         [ ]    amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer:  [  ]

                                               ----------------------------------------------_

         This Tender Offer Statement on Schedule TO relates to a planned tender offer by Adam Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Acxiom Corporation, a Delaware corporation ("Acxiom"), for all of the outstanding shares of common stock of Digital Impact, Inc., a Delaware corporation ("Digital"), to be commenced pursuant to an Agreement and
Plan of Merger, dated as of March 25, 2005, by and among Acxiom Corporation, Adam Merger Corporation and Digital Impact, Inc.

         This Schedule TO ataches correspondence, dated March 28, 2005, that was sent by Charles Morgan, Acxiom's Company Leader, to associates of Acxiom.  This correspondence was accompanied by a copy of the joint press release, dated March 28, 2005, issued by
Acxiom and Digital that has previously been filed by Acxiom on Schedule TO.

         The tender offer described in the attached correspondence for the outstanding shares of Digital Impact, Inc. has not yet commenced, and the correspondence is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer will be made only through an Offer to Purchase and the related Letter of Transmittal.  Acxiom urges investors and security holders to read the following documents, when they become available, regarding the tender offer and acquisition (described above), because they will contain important information:

         *        Acxiom Corporation's Tender Offer Statement on Schedule TO including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery

         *        Digital Impact's Solicitation Recommendation Statement on Schedule 14D-9.

         These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at http://www.sec.gov. Free copies of each of these documents (when available) can also be obtained from the information agent for the offer, which will be announced.

         The correspondence contains forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. These forward looking statements include, among others, statements regarding the anticipated timing and benefits of the transaction and projected growth in the demand and market for online marketing.  The following are important factors, among others, that could cause actual results to differ materially from these forward-looking statements: the risk that the conditions to the tender offer set forth in the agreement will not be satisfied; changes in both companies' businesses during the period between now and the closing; the ability to retain key management and technical personnel of Digital Impact;
adverse reactions to the proposed transaction by customers, suppliers and strategic partners; developments in obtaining regulatory approvals for the transaction; the possibility that the integration of Digital Impact, Inc. and our other recently acquired businesses may not be as successful as planned; and the other factors specified in the press release referred to in the correspondence.  Acxiom undertakes no obligation to update the information contained in this press release or any other forward-looking statement.

Item 12. Exhibits.

Exhibit 99.1     Text of correspondence issued on March 28, 2005 from Charles Morgan, Acxiom's Company Leader, to Acxiom associates.

                                                             EXHIBIT INDEX

Exhibit Number   Description

99.1             Text of correspondence issued on March 28, 2005 from Charles Morgan, Acxiom's Company Leader, to Acxiom associates.